Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
Voltage X Australia Pty Ltd	Australia

Voltage X Holdings Limited	Seychelles

Voltage X LLC	Delaware, United States

Xact Digital Limited	Hong Kong

Voltage X Innovations Limited	Seychelles